FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               28 November 2003


                          CRH Directorate Change



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3 (No.333-13648) of CRH America, Inc. and CRH plc and the registration statements on Form S-8 (Nos. 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.


Enclosure: CRH Director Change dated 28 November 2003


                             N E W S R E L E A S E

                                                                28 November 2003


                          NEW FINANCE DIRECTOR AT CRH


Further to the Company's announcement in February of the appointment of Mr. Myles Lee as Finance Director Designate, CRH announces his appointment as Finance Director with effect from today on the retirement of Mr. Harry Sheridan as an executive and director.

Commenting on these changes, CRH Chief Executive, Liam O'Mahony stated "Harry Sheridan has been integral to the development of CRH over the past 36 years, including 16 years as Finance Director. From its initial Irish home base CRH has expanded its operations into 23 countries with annual sales of approximately euro 11 billion. We thank Harry sincerely for his contribution and wish him well in his retirement. Myles Lee has been General Manager Finance since 1988 and is uniquely qualified to lead CRH in this area into the future".


                                 -------------


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 28 November 2003



                                                    By: ___/s/ M. P. Lee___

                                                    M. P. Lee
                                                    Finance Director